Exhibit 1.1

Purchase of own shares

RNS Number : 2490T
CSR plc

27 September 2010

CSR plc ("CSR")

Purchase of own shares

On Friday 24 September 2010, CSR purchased 125,000 ordinary shares of 0.1p each at prices between 336.40p and 352.10p per share of which 125,000 ordinary shares are being held in treasury.  This represents approximately 0.1 per cent. of CSR's current issued ordinary share capital.

Following the repurchase, 2,450,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 182,241,448 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Scott Richardson Brown, Corporate Finance & IR Director            Tel: +44 (0) 1223 692 000

FD

 James Melville-Ross

 Haya Herbert-Burns                                                                        Tel: +44 (0) 20 7831 3113

This information is provided by RNS

The company news service from the London Stock Exchange

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